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                                                          FOR IMMEDIATE RELEASE
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            CENDANT CONFIRMS ESTIMATE OF 1997 ACCOUNTING RESTATEMENT

PARSIPPANY, NJ AND STAMFORD, CT, JULY 28, 1998--Cendant Corporation (NYSE:CD) today announced that the Audit Committee of its Board of Directors had received an oral summary of the conclusions of Arthur Andersen LLP's forensic audit of the accounting records of the former CUC International. Arthur Andersen reported that its investigation was virtually complete. Deloitte & Touche LLP also reported on the status of its audit and indicated that it was substantially complete. Their conclusions were consistent with the Company's July 14 $0.22 to $0.28 per share estimate of the aggregate restatement of net income before one-time and extraordinary items required to correct 1997 accounting irregularities and accounting errors.

The Company also now expects the restatement will reverse significantly more 1997 one-time merger charges than the $200 million amount ($0.22 per share) estimated on July 14. This reversal of one-time merger charges will not benefit 1997 net income before one-time and extraordinary items. It will, however, have the effect of further reducing the impact of the restatement on 1997 net income and on Cendant's shareholders' equity.

Cendant expects to issue full restated and audited historical financial statement in early August. Deloitte & Touche acts as independent auditors to Cendant and has replaced Ernst & Young as the auditor of these historical statements.

Arthur Andersen's forensic audit was commissioned by Willkie Farr & Gallagher as part of its overall investigation of the accounting irregularities on behalf of the Audit Committee of the Cendant Board. The Audit Committee's report of that investigation should be complete in late August.

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Certain matters discussed in the news release are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, the outcome of the Audit Committee's investigation; uncertainty as to the Company's future profitability; the Company's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in the Company's existing and potential future lines of business; the Company's ability to integrate and operate successfully acquired businesses and the risks associated with such businesses; the Company's ability to obtain financing on acceptable terms to finance the Company's growth strategy and for the Company to operate within the limitations imposed by financing arrangements; uncertainty as to the future profitability of acquired businesses; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Cendant (NYSE:CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 40,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


Media Contacts:
Jim Fingeroth/Roanne Kulakoff
Kekst and Company
(212) 521-4800

Investor Contact:
David M. Johnson
(973)496-7909